Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

•

As at 31 March 2023, changes in actuarial assumptions resulted in an increase in liabilities of life insurance contracts by RMB1,408 million and an increase in liabilities of long-term health insurance contracts by RMB518 million, which in aggregate reduced profit before tax by RMB1,926 million for the three months ended 31 March 2023.

•	Changes in impairment criteria for available-for-sale equity instruments resulted in an increase in profit before tax by RMB3,291 million for the three months ended 31 March 2023.

I. Introduction

The changes in accounting estimates were considered and approved at the 23rd meeting of the seventh session of the Board of Directors on 27 April 2023. As at 31 March 2023, changes in actuarial assumptions resulted in an increase in liabilities of life insurance contracts by RMB1,408 million and an increase in liabilities of long-term health insurance contracts by RMB518 million, which in aggregate reduced profit before tax by RMB1,926 million for the three months ended 31 March 2023. Changes in impairment criteria for available-for-sale equity instruments resulted in an increase in profit before tax by RMB3,291 million for the three months ended 31 March 2023.

II. Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, lapse rates, expenses assumptions and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet. As at 31 March 2023, changes in actuarial assumptions resulted in an increase in liabilities of life insurance contracts by RMB1,408 million and an increase in liabilities of long-term health insurance contracts by RMB518 million, which in aggregate reduced profit before tax by RMB1,926 million for the three months ended 31 March 2023.

Commission File Number 001-31914

The Company determined the impairment criteria for available-for-sale equity instruments based on current information available as at the date of the balance sheet. These impairment criteria were used to ascertain the impairment of available-for-sale equity instruments. The accounting estimates of the impairment criteria for available-for-sale equity instruments after change are as follows: the Company separately examines each investment in the available-for-sale equity instruments as at the date of the balance sheet, and will make impairment if the fair value of the investment in equity instruments as at the date of the balance sheet is lower than its initial investment cost by more than 50% or has been lower than its initial investment cost for a period of more than one year (inclusive). Such changes in accounting estimates resulted in an increase in profit before tax by RMB3,291 million for the three months ended 31 March 2023.

The Company adopted prospective application method to deal with the changes in accounting estimates.

III. Conclusive Opinions of the Independent Directors and the Board of Supervisors

The Independent Directors and the Board of Supervisors of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

IV. Relevant Documents for Record

1.	Independent opinion from the Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Board of Supervisors of the Company on the changes in accounting estimates

The Board of Directors of
China Life Insurance Company Limited
27 April 2023